SEC
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FEB 28 2008

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103

SECU[...]SSION

08027387

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEESCHAERT CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 MADISON AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LOIC LAMOUREUX (917) 605-4510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAINES AND FISCHER LLP
(Name – *if individual, state last, first, middle name*)

535 FIFTH AVENUE -25th FLOOR (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03/05/08

OATH OR AFFIRMATION

I, LOIC LAMOUREUX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEESCHAERT CAPITAL MARKETS, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Charlene B Metz

Notary Public

CHARLENE B. METZ
Notary Public, State of New York
No. 01ME4840643
Qualified in Queens County
Commission Expires Jan. 31, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)

CONTENTS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

535 FIFTH AVENUE
25TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Meeschaert Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Meeschaert Capital Markets, Inc. (a corporation and wholly-owned subsidiary of Meeschaert Corporation) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meeschaert Capital Markets, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This supplementary information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Raines & Fischer LLP

New York, New York
February 15, 2008

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$219,098
Receivable from broker-dealers and clearing organizations	33,535
Prepaid expenses	1,274
Prepaid income taxes	2,180
Loan to employee	5,161
Investments available-for-sale (at market)	15,090
Furniture and equipment, at cost, net of accumulated depreciation of $13,185	122,549
Deposits	380
TOTAL ASSETS	$399,267

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 7,113
Income taxes payable	5,105
Deferred taxes	47,154
Due to stockholder	6,318
TOTAL LIABILITIES	65,690
Commitments	
Stockholder's Equity:	
Common stock, 100,000 shares authorized with $1 par value, 100 shares issued and outstanding	100
Additional paid-in capital	96,922
Accumulated other comprehensive income	1,905
Retained earnings	234,650
TOTAL STOCKHOLDER'S EQUITY	333,577
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$399,267

The accompanying notes are an integral part of these financial statements.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)
Statement of Income
For the Year Ended December 31, 2007

Revenues:	
Securities commissions	$ 264,816
Interest income	5,077
Realized gains on sales	35,108
Other income	180,417
Total revenues	485,418
Expenses:	
Commissions and clearance paid to all other brokers	9,909
Communications	11,338
Employee compensation and benefits	154,404
Occupancy and equipment costs	98,848
Promotional costs	20,097
Regulatory fees and expenses	914
Other expenses	19,456
Total expenses	314,966
Income before provision for income taxes	170,452
Income taxes	63,027
Net income	107,425
Other comprehensive income (loss):	
Unrealized (loss) on securities:	
Loss arising during the year	(10,522)
Less reclassification adjustment for gains included in net income	(28,695)
Income tax benefit related to other comprehensive (loss)	17,623
Other comprehensive loss, net of tax benefit	(21,594)
Comprehensive income	$ 85,831

The accompanying notes are an integral part of these financial statements.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balances at December 31, 2006	100	$100	$96,922	$ 23,499	$ 127,225	$ 247,746
Net income					107,425	107,425
Unrealized loss on securities, net of tax	___	___	_____	(21,594)	_____	(21,594)
Balances at December 31, 2007	100	$100	$96,922	$ 1,905	$ 234,650	$ 333,577

The accompanying notes are an integral part of these financial statements.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2007

Balance at December 31, 2006	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2007	$ -0-

The accompanying notes are an integral part of these financial statements.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows from Operating Activities:	
Net income	$ 107,425
Adjustments to reconcile net income with net cash provided by operating activities:	
Depreciation	13,715
(Gain) on sale of securities	(35,108)
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(19,317)
Decrease in prepaid expenses	348
Increase in prepaid income taxes	(618)
Increase in loan receivable	(5,161)
Increase in deposits	(380)
Decrease in accounts payable and accrued expenses	(3,889)
Increase in income taxes payable	2,688
Increase in deferred taxes	54,115
Net Cash Provided by Operating Activities	113,818
Cash Flows from Investing Activities:	
Purchases of available-for-sale securities	(48,085)
Proceeds from sale of available-for-sale securities	134,620
Increase in fixed assets	(133,133)
Net Cash (Used) by Investing Activities	(46,598)
Cash Flows from Financing Activities:	
Decrease in due from stockholder	7,427
Increase in due to stockholder	6,318
Net Cash Provided by Financing Activities	13,745
Net increase in cash	80,965
Cash at beginning of year	138,133
Cash at end of year	$ 219,098
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -0-
Income taxes	6,643

The accompanying notes are an integral part of these financial statements.

(1) Organization and Operation

Meeschaert Capital Markets, Inc. (the "Company") (formerly World Market Equities Incorporated) is incorporated under the laws of the State of Texas and is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer.

The majority of the Company's business is dependent upon a small number of customers in France. Effective in November 2007, the Company became a wholly-owned subsidiary of Meeschaert Corporation (the "Parent").

(2) Summary of Significant Accounting Policies

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expense are adjusted to a trade date basis.

Furniture and equipment are recorded at cost. Depreciation is recorded using straight line and accelerated methods over periods ranging from 3 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income. Maintenance and repair costs are expensed as incurred.

Advertising costs are expensed as incurred.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided based upon earnings reported for financial statement purposes. Generally, the provision for income taxes differs from the amount currently payable because of temporary differences in the recognition of certain income and expense items for financial reporting and tax purposes. Deferred taxes are provided for these temporary differences which result from the use of the cash basis of accounting for income tax purposes (which recognizes income when received, and expenses when paid) and the accrual basis for financial reporting purposes.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(2) Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of approximately $199,770 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.33 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4) Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

(5) Capital Stock

The Company is authorized to issue 20,000 shares of preferred stock with no par value. No preferred stock is issued or outstanding.

(6) Furniture and Equipment

The classes of furniture and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$ 50,000	$ 3,571	$ 46,429
Equipment	85,734	9,614	76,120
	$135,734	$13,185	$122,549

Depreciation expense for the year ended December 31, 2007 was $13,715 and is included in occupancy and equipment cost.

(7) Related Party Transactions

The Company owes $6,318 to the Parent at December 31, 2007. This amount represents expenses paid on behalf of the Company by the Parent.

(8) Lease Commitments

The Company leases its office facilities from the Parent on a month-to-month basis. Rent expense charged to operations amounted to $60,000 for the year ended December 31, 2007.

(9) Income Taxes

The provision for income taxes consists of the following:

	Total	Current	Deferred
Federal Income Tax	$ 46,366	$5,444	$40,922
NYS Franchise Tax	6,234	1,422	4,812
NYC General Corporation Tax	10,427	2,046	8,381
Total	$ 63,027	$8,912	$54,115

Income tax benefit related to unrealized losses on securities consists of the following:

Federal Income Tax	$(13,807)
NYS Franchise Tax	(1,756)
NYC General Corporation Tax	(2,060)
Total	$(17,623)

(10) Retirement Plan

The Company maintains a 401(k) retirement plan which covers qualified employees. The Company's contribution to the plan is based on a percentage of employees' contributions. For the year ended December 31, 2007, the Company made a contribution of $15,500, which is included in employee compensation and benefits on the accompanying Statement of Income.

(11) Off-Balance Sheet Risk

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers, brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

(12) Investments

Available-for-sale securities are recorded at market value in investments on the statement of financial condition, with the change in market value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. The investments in securities are summarized as follows at December 31, 2007:

Classification of Securities	Gross Unrealized Losses	Market Value
Common stock	$(7,992)	$15,090

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2007

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2007

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$333,577
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		333,577
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses	$ 1,274	
Prepaid income taxes	2,180	
Loan to employee	5,161	
Net furniture and equipment	122,549	
Deposits	380	131,544
Net capital before haircuts on securities positions		202,033
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Trading and investment securities	2,263	
Undue concentration	-0-	2,263
Net capital		$199,770

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 7,113
Federal, state and local income taxes payable	52,259
Due to stockholder	6,318
Total aggregate indebtedness	$ 65,690

The preceding notes are an integral part of this supplemental information.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)
Schedule of Computation of Net Capital Under SEC Rule 15c3-1
As of December 31, 2007

SCHEDULE I (continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$199,770
Net capital per audited report	$199,770

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 4,379
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$194,770
Excess net capital at 1000%	$193,201
Ratio: Aggregate indebtedness to net capital	0.33 to 1

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)
Schedule of Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
As of December 31, 2007

SCHEDULE II

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

The preceding notes are an integral part of this supplemental information.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2007

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

535 FIFTH AVENUE
25TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Meeschaert Capital Markets, Inc.

In planning and performing our audit of the financial statements of Meeschaert Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 15, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be significant deficiencies or material weaknesses, as defined above.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies ad procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated February 15, 2008 on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the Commission's objectives.

The report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 15, 2008

END